October 1, 2024

VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Messrs. Robert Arzonetti and Sebastian Gomez Abero

Re:     AZZ Inc.
Form 10-K for the Fiscal Year Ended February 29, 2024
File No. 001-12777

On behalf of AZZ Inc. (the “Company”), set forth below is the response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated September 19, 2024 with respect to the Form 10-K for the Fiscal Year Ended February 29, 2024 filed on April 22, 2024 (the “Form 10-K”). For your convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended February 29, 2024
Item 11. Executive Compensation, page 89

1. We note your reference to “Compensation Recovery Analysis Under the Company's Clawback Policies” in your Proxy Statement filed May 28, 2024. It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

Response:
The Company respectfully acknowledges the Staff’s comment. The interactive data for the recovery analysis was inadvertently excluded. The Company agrees and has noted for future filings that the interactive data will be included in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual for disclosures where any recovery analysis is conducted.

Please do not hesitate to contact me with any questions regarding this correspondence.

Sincerely,
/s/ Jason Crawford
Jason Crawford
Chief Financial Officer
JasonCrawford@azz.com
817-810-5045

cc: Thomas E. Ferguson, President and Chief Executive Officer
Tara D. Mackey, Chief Legal Officer and Secretary